                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              CERUS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  157085 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                            J. Patrick Fitzsimmons
                              One Baxter Parkway
                     Deerfield, IL 60015  (847) 948-3827
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 31, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No. 157085 10 1                 13D                 Page  2  of  3  Pages
          ---------                                            ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     BAXTER INTERNATIONAL INC
     I.R.S. Identification Number: 36-0781620
     BAXTER HEALTHCARE CORPORATION
     I.R.S. Identification Number: 36-2999006
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
     WC
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     DELAWARE
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,457,830
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,457,830
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,457,830
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
     15.94%
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(14) Type of Reporting Person*
     CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

This Schedule 13D relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 1,457,830 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Cerus Corporation, a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                              2525 Stanwell Drive
                            Concord, California 94520
                           Telephone: (510) 603-9071


ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are located at One Baxter Parkway, Deerfield, Illinois, 60015. Purchaser and Parent are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the healthcare field.

Neither Parent nor Purchaser, nor, to the best of the knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Purchaser received the funds necessary to purchase the Shares from Parent. Parent transferred such funds to Purchaser from Parent's working capital.


ITEM 4.  PURPOSE OF TRANSACTION

Purchaser and the Company are parties to a Development, Manufacturing and Marketing Agreement effective as of April 1, 1996 (the "1996 Agreement"), which provides, among other things, that Purchaser may be required to purchase shares of Common Stock of the Company from time to time upon the occurrence of certain events specified therein. In September 1997, one of the milestones set forth in the 1996 Agreement was met, resulting in an obligation of Purchaser to purchase 217,202 shares of Common Stock of the Company. This purchase was consummated on October 31, 1997. The balance of the Shares owned by Purchaser were acquired prior to February 5, 1997, the date of the Company's initial public offering.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Except as set forth above, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

   (a) Purchaser and Parent each beneficially own an aggregate of 1,457,830 shares of Common Stock, which constitute approximately 15.94% of the total number of outstanding shares of Common Stock of the Company.

   (b) Purchaser and Parent share the power to vote and dispose of the Shares.

   (c) Purchaser and Parent acquired 217,202 shares of Common Stock on October 31, 1997. The remainder of the Shares were acquired prior to February 5, 1997, the date of the Company's initial public offering.

   (d) Not applicable

   (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Company has entered into two development and commercialization agreements with Purchaser to develop, manufacture and market pathogen inactivation systems for platelets, fresh frozen plasma and red blood cells: the 1996 Agreement (see
Item 4, above) and the Development, Manufacturing and Marketing Agreement dated as of December 13, 1993 by and between the Company and Purchaser. These agreements provide for the Company and Purchaser to share development expenses. Under the agreements, Purchaser has the right and responsibility to market the systems worldwide, and the Company is entitled to receive a share of the gross profits from the sale of the systems.

Except as set forth above, to the best knowledge of Purchaser and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 7.1 Development, Manufacturing and Marketing Agreement effective as of April 1, 1996 by and between Baxter Healthcare Corporation and Cerus Corporation, formerly known as Steritech Corporation (incorporated by reference to Exhibit 10.18 to Registration Statement on Form S-1 (No. 333-11341) filed by Cerus Corporation (Commission File No. 000-21937))

EXHIBIT 7.2 Development, Manufacturing and Marketing Agreement dated as of December 13, 1993 by and between Baxter Healthcare Corporation and Cerus Corporation, formerly known as Steritech Corporation (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-1 (No. 333-11341) filed by Cerus Corporation (Commission File No. 000-21937))


                                  SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.


DATE: November 10, 1997



                                       BAXTER HEALTHCARE CORPORATION


                                       By: /s/ J. Patrick Fitzsimmons
                                           -------------------------------------
                                           Assistant Secretary



                                       BAXTER INTERNATIONAL INC.

                                       By: /s/ Jan Stern Reed
                                           -------------------------------------
                                           Assistant Secretary